UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

1.	Q2 2019 Results

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; imposing of antidumping and countervailing duties on imports of magnesium from Israel to the U.S.; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 27, 2019.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

 Israel Chemicals Limited Q2 2019 Results 1

The attached report for the second quarter of 2019 (hereinafter – “the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2018 (hereinafter – “the Annual Report”) and the report for the first quarter of 2019 published by the Company (the "prior quarterly report"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on February 27, 2019 and the prior quarterly report, on May 7, 2019, and up to the publication date of the Quarterly Report.

Performance Overview

Overview

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.  ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. We also strive to strengthen and expand our product portfolio in Innovative Ag Solutions by leveraging the segment's existing capabilities and agronomic know-how as well as the Israeli technological ecosystem.

Operating Segments

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – The Industrial Products segment produces elemental bromine out of a solution which is complementary to the potash production process in Sodom, Israel, as well as bromine‑based compounds. The Industrial Products segment uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the segment produces several grades of potash, salt, magnesium chloride and magnesia products. The segment is also engaged in the production and marketing of phosphorus-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries out certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate®. Polysulphate® is produced in an underground mine at ICL Boulby in the UK and is the basis for a significant part of the Company's FertilizerpluS product line. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite. In addition, the Potash segment also sells salt that is produced in its potash and Polysulphate underground mines in Spain and the UK.

 Israel Chemicals Limited Q2 2019 Results 2

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in the U.S., Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the U.S., liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

The segment also functions as ICL’s innovative arm, seeking to focus on R&D, as well as implementing digital innovation.

Other Activities – Business activities that are not reviewed regularly by the organization’s chief operating decision maker.

 Israel Chemicals Limited Q2 2019 Results 3

Financial Figures and Non-GAAP Financial Measures

4-6/2019		4-6/2018		1-6/2019		1-6/2018		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,425	-	1,371	-	2,840	-	2,775	-	5,556	-
Gross profit	508	36	458	33	1,009	36	889	32	1,854	33
Operating income	240	17	172	13	467	16	1,157	42	1,519	27
Adjusted operating income (1)	230	16	188	14	471	17	339	12	753	14
Net income - shareholders of the Company	158	11	101	7	297	10	1,029	37	1,240	22
Adjusted net income - shareholders of the Company (1)	151	11	113	8	301	11	219	8	477	9
Adjusted EBITDA (2)	340	24	296	22	690	24	547	20	1,164	21
Cash flows from operating activities	239	-	164	-	412	-	200	-	620	-
Purchases of property, plant and equipment and intangible assets (3)	141	-	121	-	272	-	248	-	572	-

(1) See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2) See “Adjusted EBITDA for the periods of activity" below.

(3) See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

 Israel Chemicals Limited Q2 2019 Results 4

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Adjustments to reported operating and net income (Non-GAAP)

4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income	240	172	467	1,157	1,519
Capital gain (1)	-	-	-	(841)	(841)
(Reversal of) impairment losses on fixed assets (2)	(10)	16	(10)	16	19
Provision for early retirement and dismissal of employees (3)	-	-	-	7	7
Provision for legal proceedings (4)	-	-	14	-	31
Provision for site closure costs (5)	-	-	-	-	18
Total adjustments to operating income	(10)	16	4	(818)	(766)
Adjusted operating income	230	188	471	339	753
Net income attributable to the shareholders of the Company	158	101	297	1,029	1,240
Total adjustments to operating income	(10)	16	4	(818)	(766)
Adjustments to finance expenses (6)	-	-	-	-	10
Total tax impact of the above operating income & finance expenses adjustments	3	(4)	-	8	(7)
Total adjusted net income - shareholders of the Company	151	113	301	219	477

(1)	A capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses in 2018.
(2)
In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany which was incurred in 2015 (see note 6 to the financial statements). In 2018, a write‑off of Rovita’s assets following its divestment and a write-off of an intangible asset regarding a specific R&D project related to ICL’s phosphate-based products.

(3)	In 2018, a provision relating to the transition of the Company’s facility in the UK (ICL Boulby) to sole production of Polysulphate®.
(4)
In 2019 and 2018, an increase of the provision in connection with the finalization of the royalties' arbitration in Israel relating to prior periods (see note 6 to the financial statements), which in 2018 was partly offset by a VAT refund relating to prior periods (2002‑2015) in Brazil.

(5)	In 2018, an increase of the restoration plan provision relating to the closure cost of the Sallent site in Spain.
(6)	Interest and linkage expenses resulting from an increase of the provision related to the royalties’ arbitration in Israel in 2018 (see item 4 above).
Israel Chemicals Limited Q2 2019 Results 5

Consolidated adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	158	101	297	1,029	1,240
Depreciation and Amortization	109	105	220	202	403
Financing expenses, net	37	54	72	69	158
Taxes on income	46	20	97	65	129
Adjustments*	(10)	16	4	(818)	(766)
Total adjusted EBITDA**	340	296	690	547	1,164

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

** The total adjusted EBITDA for the second quarter and the first half of 2019 was positively impacted by $15M and $30M, respectively, as a result of lower lease expenses deriving from the initial application of IFRS 16. For further information, see note 2 to the financial statements.

Israel Chemicals Limited Q2 2019 Results 6

Consolidated Results of Operations

Results of operations for the period April – June 2019

Sales	Expenses	Operating income
$ millions

Q2 2018 figures	1,371	(1,199)	172
Total adjustments Q2 2018*	-	16	16
Adjusted Q2 2018 figures	1,371	(1,183)	188
Divested businesses	(9)	11	2
Adjusted Q2 2018 figures (excluding divested businesses)	1,362	(1,172)	190
Quantity	30	(18)	12
Price	67	-	67
Exchange rate	(34)	26	(8)
Raw materials	-	(9)	(9)
Energy	-	6	6
Transportation	-	4	4
Operating and other expenses	-	(32)	(32)
Adjusted Q2 2019 figures	1,425	(1,195)	230
Total adjustments Q2 2019*	-	10	10
Q2 2019 figures	1,425	(1,185)	240

* See "Adjustments to reported operating and net income (Non-GAAP)" above.
-	Divested businesses – results of operations of the Rovita business, which was divested in the third quarter of 2018.
-
Quantity – the positive impact on the operating income resulted mainly from higher potash, phosphate fertilizers and bromine-based flame retardants quantities sold. This was partly offset by a decrease in acids, dairy proteins, phosphorus-based flame retardants and specialty agriculture products quantities sold.

-
Price – the positive impact on the operating income derives mainly from an increase in the selling prices of potash (an increase of $23 in the average realized price per tonne compared to the corresponding quarter last year), phosphate fertilizers, phosphate-based acids, salts and food additives (as part of the "value over volume" strategy), together with a positive price impact throughout most of the Industrial Products segment's business-lines.

-
Exchange rate – the unfavorable impact on the operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar decreasing revenue, partly offset by the devaluation in the average exchange rate of the euro, the Chinese yuan and the shekel against the dollar decreasing operational costs.

-
 Raw materials – the negative impact on the operating income derives mainly from an increase in consumed sulphur prices, which increased the costs of the main raw materials used throughout the phosphate value chain, as well as higher costs of phosphoric acid acquired from external sources.

Israel Chemicals Limited Q2 2019 Results 7

-	Energy - the positive impact on the operating income derives mainly from a decrease in electricity costs following the activation of the new power station in Sodom during the second half of 2018.
-
Operating and other expenses - the negative impact on the operating income derives mainly from higher operational costs, mainly due to the activation of the new salt plant in Spain, an increase in royalties and sales commissions and higher depreciation expenses.

The following table sets forth sales by geographical regions based on the location of the customer:

4-6/2019		4-6/2018
$ millions	% of Sales	$ millions	% of Sales
Europe	483	34	523	38
Asia	400	28	333	24
South America	237	17	191	14
North America	194	14	215	16
Rest of the world	111	7	109	8
Total	1,425	100	1,371	100

-
Europe – the decrease derives mainly from a decrease in potash, phosphorus-based flame retardants and specialty agriculture products quantities sold, the impact of the divestiture of the Rovita business, together with the negative impact of the devaluation in the average exchange rate of the euro against the dollar. This was partly offset by an increase in quantities of green phosphoric acid sold.

-
Asia – the increase derives mainly from an increase in the quantities sold and selling prices of potash and elemental bromine, together with an increase in bromine‑based flame retardants, green phosphoric acid and phosphate fertilizers quantities sold. The increase was partly offset by a decrease in the quantities of dairy protein sold, together with the negative impact of the devaluation in the average exchange rate of the Chinese yuan against the dollar.

-
South America – the increase derives mainly from an increase in the quantities sold and selling prices of potash and phosphate fertilizers, together with an increase in the quantities of clear brine fluids sold. The increase was partly offset by a decrease in the quantities of acids sold.

-	North America – the decrease derives mainly from a decrease in potash and specialty agriculture products quantities sold.
-
Rest of the world – the decrease derives mainly from a decrease in dairy proteins and potash quantities sold, partly offset by increased sales of electricity surplus from the new power station in Sodom.

 Israel Chemicals Limited Q2 2019 Results 8

Financing expenses, net

The net financing expenses in the second quarter of 2019 amounted to $37 million, compared with net financing expenses of $54 million in the corresponding quarter last year – a decrease of $17 million.

Interest expenses, net of borrowing costs capitalized, increased in the amount of $7 million mainly due to IFRS 16 implementation and change in interest relating to provisions for long-term employee benefits. On the other hand, financing expenses decreased in the amount of $13 million mainly as a result of costs relating to early redemption of debentures in the second quarter of 2018. An additional decrease derives from the result of both net exchange rate differences and hedging transactions, in the amount of $11 million.

Tax expenses

The tax expenses in the three months ended June 30, 2019 and June 30, 2018, amounted to $46 million and $20 million, respectively, reflecting an effective tax rate of about 23% and 17%, respectively. The Company’s relatively low tax rate in the corresponding quarter last year derives mainly from the devaluation of the Israeli shekel against the dollar during the corresponding quarter last year, which positively impacted the shekel tax obligations in the Israeli subsidiaries.

 Israel Chemicals Limited Q2 2019 Results 9

Results of operations for the period January – June 2019

Sales	Expenses	Operating income
$ millions
YTD 2018 figures	2,775	(1,618)	1,157
Total adjustments YTD 2018*	-	(818)	(818)
Adjusted YTD 2018 figures	2,775	(2,436)	339
Divested businesses	(50)	47	(3)
Adjusted YTD 2018 figures (excluding divested businesses)	2,725	(2,389)	336
Quantity	40	(21)	19
Price	156	-	156
Exchange rate	(81)	74	(7)
Raw materials	-	(22)	(22)
Energy	-	16	16
Transportation	-	1	1
Operating and other expenses	-	(28)	(28)
Adjusted YTD 2019 figures	2,840	(2,369)	471
Total adjustments YTD 2019*	-	(4)	(4)
YTD 2019 figures	2,840	(2,373)	467

* See "Adjustments to reported operating and net income (Non-GAAP)" above.
-
Divested businesses - results of operations of divested businesses, which includes the Fire Safety and Oil Additives (P2S5) businesses, which were divested in the first quarter of 2018, together with the Rovita business which was divested in the third quarter of 2018.

-
Quantity – the positive impact on the operating income resulted mainly from higher potash, phosphate fertilizers, bromine-based industrial solutions and bromine‑based flame retardants quantities sold. This was partly offset by a decrease in acids, dairy proteins, phosphorus-based flame retardants and specialty agriculture products quantities sold.

-
Price – the positive impact on the operating income derives mainly from an increase in the selling prices of potash (an increase of $28 in the average realized price per tonne compared to the corresponding quarter last year), phosphate fertilizers, phosphate-based acids, salts and food additives (as part of the "value over volume" strategy), specialty agriculture products and a positive price impact throughout most of the Industrial Products segment's business-lines.

-
Exchange rate – the unfavorable impact on the operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar decreasing revenue, partly offset by the devaluation in the average exchange rate of the euro, the Chinese yuan and the shekel against the dollar decreasing operational costs.

  Israel Chemicals Limited Q2 2019 Results 10

-
Raw materials – the negative impact on the operating income derives mainly from an increase in consumed sulphur prices, which increased the costs of the main raw materials used throughout the phosphate value chain, higher costs of phosphoric acid acquired from external sources and an increase in the prices of various raw materials used for products of the Innovative Ag Solutions segment.

-	Energy - the positive impact on the operating income derives mainly from a decrease in electricity costs following the activation of the new power station in Sodom during the second half of 2018.
-
Operating and other expenses - the negative impact on the operating income derives mainly from higher operational costs, mainly due to the activation of the new salt plant in Spain, an increase in royalties and sales commissions and higher depreciation expenses.

The following table sets forth sales by geographical regions based on the location of the customer:

1-6/2019		1-6/2018
$ millions	% of Sales	$ millions	% of Sales
Europe	1,059	37	1,106	40
Asia	768	27	667	24
North America	456	16	482	17
South America	354	12	310	11
Rest of the world	203	8	210	8
Total	2,840	100	2,775	100

-
Europe – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) and Rovita businesses, a decrease in potash, specialty agriculture products and acids quantities sold, together with the negative impact of the devaluation in the average exchange rate of the euro against the dollar. The decrease was partly offset by an increase in the quantities sold and selling prices of phosphate fertilizers and clear brine fluids.

-
Asia – the increase derives mainly from an increase in the quantities sold and selling prices of potash, bromine-based flame retardants and elemental bromine, together with an increase in quantities of green phosphoric acid sold. The increase was partly offset by a decrease in the quantities of dairy protein sold, together with the negative impact of the devaluation in the average exchange rate of the Chinese yuan against the dollar.

-
North America – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) business. The decrease was partly offset by an increase in the selling prices of clear brine fluids.

-
South America – the increase derives mainly from an increase in the selling prices and quantities of phosphate fertilizers sold, quantities of clear brine fluids sold, together with an increase in the selling prices of potash. The increase was partly offset by a decrease in the quantities of acids sold.

-
Rest of the world – the decrease derives mainly from a decrease in dairy proteins, specialty agriculture products and potash quantities sold, partly offset by increased sales of electricity surplus from the new power station in Sodom.

  Israel Chemicals Limited Q2 2019 Results 11

Financing expenses, net

The net financing expenses in the six months ended June 30, 2019 amounted to $72 million, compared with net financing expenses of $69 million in the corresponding period last year – an increase of $3 million.

Interest expenses, net of borrowing costs capitalized, increased in the amount of $13 million mainly due to IFRS 16 implementation and change in interest relating to provisions for long-term employee benefits. On the other hand, the financing expenses decreased in the amount of $10 million, mainly as a result of costs relating to early redemption of debentures in the second quarter of 2018.

Tax expenses

The tax expenses in the six months ended June 30, 2019 and June 30, 2018, amounted to $97 million and $65 million, respectively, reflecting an effective tax rate of about 25% and 6%, respectively. The Company’s low tax rate in the corresponding quarter last year derived mainly from exempt income from the divestiture of businesses. The tax rate in the six months ended June 30, 2019 was negatively affected by the upward revaluation of the shekel against the dollar during the period.

  Israel Chemicals Limited Q2 2019 Results 12

Segment Information

Commencing the first quarter of 2019, segment profit is measured based on the operating income after allocation of general and administrative expenses and without certain expenses that are not allocated to the operating segments, as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly.

Industrial Products

Significant highlights and business environment
•
During the second quarter of 2019, elemental bromine prices in China moderately decreased compared to the first quarter of 2019, mainly due to the usual seasonal pattern, which is reflected in an increase in local production as the dry season in Shandong province begins. However, prices were significantly higher compared to the corresponding quarter last year.

•
Market demand for bromine-based flame retardants continues to be stable. ICL’s sales of bromine-based flame retardants were higher compared to the corresponding quarter last year, following increased production and sales of TBBA, which is mainly used in printed circuit boards.

•	Clear brine fluids sales were lower compared to the corresponding quarter last year, mainly due to lower demand from drilling activity in the Gulf of Mexico and North Sea.
•
Sales of phosphorus‑based flame retardants moderately decreased, as higher prices partially compensated for lower sales volumes due to an increase in Chinese imports to Europe and the U.S. During May 2019, as part of the trade dispute between the U.S. and China, the U.S. imposed an additional 15% tariff on Chinese imports, following a 10% tariff imposed in September 2018.

•	Sales of specialty minerals continued to be stable.
Results of Operations

4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	336	331	686	648	1,296
Sales to external customers	333	326	680	640	1,281
Sales to internal customers	3	5	6	8	15
Segment profit (After allocation of G&A)	93	81	190	147	300
Depreciation and Amortization	16	16	32	31	63
Capital Expenditures – Implementation of IFRS16*	-	-	6	-	-
Capital Expenditures – Ongoing	11	11	24	24	50

*  For further information regarding the impact of IFRS 16 implementation, see note 2 to the financial statements.

 Israel Chemicals Limited Q2 2019 Results 13

Industrial Products Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period April - June 2019

Sales	Expenses	Operating income
$ millions
Q2 2018 figures	331	(250)	81
Quantity	(5)	4	(1)
Price	14	-	14
Exchange rate	(4)	3	(1)
Raw materials	-	(2)	(2)
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	2	2
Q2 2019 figures	336	(243)	93

-
Quantity – the minor negative impact on the segment’s operating income derives mainly from lower quantities of phosphorus‑based flame retardants sold, partly offset by an increase in the quantities of bromine-based flame retardants sold.

-
Price – the positive impact on the segment’s operating income derives mainly from an increase in the selling prices of bromine-based industrial solutions, bromine-based flame retardants and phosphorus-based flame retardants.

-
Exchange rate - the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased the Company's revenue, partly offset by the devaluation in the average exchange rate of the euro and the shekel against the dollar, which decreased operational costs.

  Israel Chemicals Limited Q2 2019 Results 14

Industrial Products Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period January – June 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	648	(501)	147
Quantity	14	(1)	13
Price	34	-	34
Exchange rate	(10)	10	-
Raw materials	-	(4)	(4)
Energy	-	1	1
Transportation	-	(1)	(1)
Operating and other expenses	-	-	-
YTD 2019 figures	686	(496)	190

-
Quantity – the positive impact on the segment’s operating income derives mainly from an increase in bromine-based flame retardants and bromine-based industrial solutions quantities sold, largely clear brine fluids and elemental bromine.

-
Price – the positive impact on the segment’s operating income derives mainly from an increase in the selling prices of bromine-based industrial solutions, bromine-based flame retardants and phosphorus-based flame retardants.

-
Exchange rate – the devaluation in the average exchange rate of the euro against the dollar, which decreased the Company's revenue, was fully offset by the devaluation in the average exchange rate of the euro and the shekel against the dollar, which decreased operational costs.

   Israel Chemicals Limited Q2 2019 Results 15

Potash Segment information as at June 30, 2019 (Unaudited)

Potash

Significant highlights and business environment

•
The Potash segment's sales increased by 25% and the operating income increased by more than 80% compared to the corresponding quarter last year, driven by an increase of 14% in potash sales volumes and 9% in the average realized price.

•
The Grain Price Index increased towards the end of the second quarter of 2019, due to an increase in corn and wheat prices. This was mainly attributed to a significantly lower estimation of corn planting area in the U.S. during the 2019/2020 agricultural year, as a result of unfavorable weather conditions. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report published on July 11, 2019, the estimated grains stock-to-use ratio for the 2019/2020 agricultural year decreased to 29.4% compared to 30.4% for 2018/2019 and 31.2% for 2017/2018.

•
Potash prices moderately decreased towards the end of the second quarter of 2019 due to lower demand in Brazil in light of low soybean prices and unfavorable weather conditions in the U.S. which impacted fertilizers application as well as lower Palm oil prices in Southeast Asia. High imports to China during the second quarter led to an increase in Chinese inventory levels.

•
According to CRU (Fertilizer Week Historical Prices, June 2019) the average price of granular potash imported to Brazil in the second quarter of 2019 was $346 per tonne (CFR Spot), a decrease of 1.5% compared to the first quarter of 2019 and an increase of 12.3% compared to the second quarter of 2018.

•	According to Argus, potash imports to China in the first half of 2019 reached about 5.4 million tonnes, an increase of about 22% over the first half of 2018.

•
According to the FAI (Fertilizer Association of India), potash imports to India in the first five months of 2019 amounted to 1.9 million tonnes, a decrease of 14% compared to the first five months of 2018.

According to Brazil's customs data, potash imports to Brazil in the second quarter of 2019 reached more than 2.6 million tonnes, similar to the second quarter of 2018.

•
Production rate of Polysulphate at ICL's Boulby mine doubled compared to the second quarter of 2018, reaching 136K tonnes. PotashpluS production amounted to 34K tonnes, following a successful commercial launch in the fourth quarter of 2018. Sales of FertilizerpluS in the second quarter of 2019 totaled $17 million, compared with $12 million in the second quarter of 2018.

•
Demand for magnesium remains constrained in China, in light of the imposed duties on Chinese imports in Brazil and the U.S., and in Europe where prices are pressured further with relatively high Chinese imports. In the U.S., magnesium trade actions are being attributed with the resumption of domestic production, and consequent demand for raw materials by primary aluminum and steel producers and automotive original equipment manufacturers (OEMs). The aforementioned along with favorable economic conditions, led to an improvement in the U.S. magnesium market.

    Israel Chemicals Limited Q2 2019 Results 16

Potash Segment information as at June 30, 2019 (Unaudited)

However, in May 2019, the U.S. Department of Commerce (hereinafter – the Commerce Department) issued a preliminary determination to impose 7.48% duties over magnesium imports from Israel, starting May 2019. Subsequent to the date of the report, in July 2019, the Commerce Department issued a preliminary decision on antidumping duty, which applies from July 2019, at a rate of 193%. Final decisions are expected to be rendered during October 2019. The said duties imposed on Magnesium sales would not allow a competitive environment for the Company's continued Magnesium activity in the U.S. The Company has the ability to shift its Magnesium sales from the U.S, to other regions in which it operates. Nevertheless, the Company is considering all legal means at its disposal in order to ensure its continued operations in the U.S, including discussions with various government agencies to find economic alternatives. If the above preliminary decisions are not altered and/or no alternative understandings are reached, a negative effect on the results of the Company's activity is expected.

•
We completed an evaluation of our Spanish mining operations reserves in July 2019. The full details will be provided in our Annual Report on Form 20-F for 2019. Based on our updated study, it was found that our current reserves continue to be significant and are not materially different from our last evaluation results as of December 31, 2017, which were disclosed in our 2017 annual report, reflecting, among other things, production since January 1, 2018.

Results of Operations

4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total sales	432	346	816	699	1,623
Potash sales to external customers	334	274	609	546	1,280
Potash sales to internal customers	28	17	51	33	79
Other and eliminations*	70	55	156	120	264
Gross profit	202	140	368	275	696
Segment profit (After allocation of G&A)	105	56	184	99	315
Depreciation and Amortization	35	35	74	69	141
Capital Expenditures – Implementation of IFRS16**	-	-	95	-	-
Capital Expenditures – Ongoing	89	89	153	151	356
Average realized price (in $)***	289	266	291	263	278

*	Includes mainly salt produced in underground mines in UK and Spain, polysulphate and polysulphate-based products, magnesium-based products and sales of electricity produced in Israel.
**	For further information regarding the impact of IFRS 16 implementation, see note 2 to the financial statements.
***
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Israel Chemicals Limited Q2 2019 Results 17

Potash Segment information as at June 30, 2019 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018

Production	1,117	1,346	2,265	2,506	4,880
Total sales (including internal sales)	1,252	1,096	2,266	2,202	4,895
Closing inventory	384	704	384	704	385

4-6/2019
−
Production – in the second quarter of 2019 potash production was 229 thousand tonnes lower than in the corresponding quarter last year. This was due to lower production at ICL Dead Sea, ICL Iberia and at ICL Boulby, following the shift from potash production to sole production of Polysulphate® in the second quarter of 2018.

−
Sales – the quantity of potash sold in the second quarter of 2019 was 156 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in potash sales to China and Brazil, which was partly offset by lower sales to India.

1-6/2019
−
Production – in the first half of 2019 potash production was 241 thousand tonnes lower than in the corresponding period last year. This was due to lower production at ICL Dead Sea, ICL Iberia and at ICL Boulby, following the shift from Potash production to sole production of Polysulphate® in the second quarter of 2018.

−
Sales – the quantity of potash sold in the first half of 2019 was 64 thousand tonnes higher than in the corresponding period last year, mainly due to an increase in potash sales to China, which was partly offset by a decrease in sales to India and Brazil.

  Israel Chemicals Limited Q2 2019 Results 18

Potash Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period April – June 2019

Sales	Expenses	Operating income
$ millions

Q2 2018 figures	346	(290)	56
Quantity	56	(29)	27
Price	35	-	35
Exchange rate	(5)	5	-
Energy	-	7	7
Transportation	-	2	2
Operating and other expenses	-	(22)	(22)
Q2 2019 figures	432	(327)	105

-	Quantity – the positive impact on the segment’s operating income derives mainly from an increase in the quantities of potash sold and from a favorable site-mix.
-
Price – the positive impact on the segment’s operating income derives from an increase in potash selling prices (an increase of $23 in the average realized price per tonne compared to the corresponding quarter last year).

-
Exchange rate – the devaluation in the average exchange rate of the euro against the dollar, which decreased the Company's revenue, was fully offset by the devaluation in the average exchange rate of the euro and the British pound against the dollar, which decreased operational costs.

-
Energy – the positive impact on the segment’s operating income derives mainly from a decrease in electricity costs due to the activation of the new power station in Sodom during the second half of 2018.

-
Operating and other expenses – the negative impact on the segment’s operating income derives mainly from higher operational costs due to the activation of the new salt plant in Spain, the increase in royalties and sales commissions and higher depreciation expenses.

  Israel Chemicals Limited Q2 2019 Results 19

Potash Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period January – June 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	699	(600)	99
Quantity	58	(38)	20
Price	71	-	71
Exchange rate	(12)	15	3
Energy	-	16	16
Transportation	-	1	1
Operating and other expenses	-	(26)	(26)
YTD 2019 figures	816	(632)	184

-	Quantity – the positive impact on the segment’s operating income derives mainly from an increase in the quantities of potash sold and from a favorable site-mix.
-
Price – the positive impact on the segment’s operating income derives from an increase in potash selling prices (an increase of $28 in the average realized price per tonne compared to the corresponding period last year).

-
Exchange rate – the moderate positive impact on the segment's operating income derives mainly from the devaluation in the average exchange rate of the euro and the shekel against the dollar decreasing operational costs, partly offset by the devaluation in the average exchange rate of the euro against the dollar decreasing revenue.

-
Operating and other expenses – the negative impact on the segment’s operating income derives mainly from higher operational costs due to the activation of the new salt plant in Spain, increase in royalties and sales commissions and higher depreciation expenses.

   Israel Chemicals Limited Q2 2019 Results 20

Phosphate Solutions Segment information as at June 30, 2019 (Unaudited).

Phosphate Solutions

Phosphate Solutions performance in the second quarter of 2019 was stable compared to the corresponding quarter last year, despite challenging market conditions in commodity phosphates. This is attributed to optimization of commodity fertilizers sales mix which moderated the impact of the market downturn, value-based pricing in specialty phosphates, backward integration and synergy realization.

Significant highlights and business environment

Global sales of Phosphate Specialties decreased by approximately 13% compared to the corresponding quarter last year to $276 million, or 11% compared to the corresponding quarter last year when excluding the Rovita business, which was divested in the third quarter of 2018. Sales of Dairy proteins volume declined as a result of required production alignment. Phosphate salts and acid sales were impacted by competitive markets in Europe as well as continuous challenging market conditions in South America. Sales continue to be unfavorably impacted by the devaluation of the euro and Chinese yuan against the US dollar.

•
Phosphate acids’ sales decreased compared to the corresponding quarter last year due to increased price pressure as well as lower sales volumes in Europe, as the lower MGA price environment is starting to show moderate impact on the WPA market, mainly in this region. In addition, sales volumes in South America decreased compared to the corresponding quarter last year due to increased Chinese imports, although they improved compared to the first quarter of 2019. North America was positively impacted by favorable market conditions, which allowed for higher pricing at moderate volume losses. In China, a favorable market environment contributed to stable sales volumes, while a production shortfall of a competitor led to increased market prices.

•	Sales of phosphate salts decreased compared to the corresponding quarter last year, driven by lower volume, partly offset by higher prices.

•
Global sales of Paints and Coatings decreased compared to the corresponding quarter last year due to lower volumes. Prior year volumes were extraordinarily high following customers adjustment to a regulatory change in the European market.

•
Dairy protein sales performance was lower compared to the second quarter last year as a result of an ongoing shift from milk commodities to value added ingredients and was impacted by required upgrades in production processes, resulting in temporary downtime of certain production lines. ICL continues to focus on developing organic dairy solutions for the infant food industry and on ongoing customer diversification.

•
In July 2018, ICL divested and transferred the assets and business of Rovita GmbH, which produces milk proteins. In the second quarter of 2018, the business had sales of $9 million and an operating loss of $2 million.

   Israel Chemicals Limited Q2 2019 Results 21

Phosphate Solutions Segment information as at June 30, 2019 (Unaudited).

See below the main highlights in Phosphate Commodities:
•
Phosphate commodity revenues increased by 3% in the second quarter of 2019 compared to the second quarter of 2018, driven by optimization of fertilizers sales mix and higher sales volume. In addition, the YPH JV results improved significantly due to higher sales and production quantities as well as lower costs.

•	During the second quarter of 2019, the downward trend in phosphate commodity prices continued due to low demand combined with abundant supply.
•
In India, demand was negatively impacted by a decrease in the Maximum Retail Price (MRP), expectations for a decrease in the Nutrient Based Subsidy (NBS) rate for the 2019/2020 agricultural year and relatively low Monsoon rainfalls. In the U.S., demand was negatively impacted by unfavorable weather conditions, which resulted in fertilizer application delays.

•
On the supply side, a group of Chinese DAP suppliers, representing approximately 70% of China’s DAP capacity, agreed to production cuts of 0.8 to 1.0 million tonnes in the third quarter of 2019. On the other hand, Mosaic started to gradually bring its Brazilian mines back to operation, after adjusting them to new regulations.

•
According to CRU (Fertilizer Week Historical Prices, June 2019), Q2 2019 DAP average price (CFR India Spot) decreased by 7% and by 12% compared to Q1 2019 and Q2 2018, respectively to $376/tonne. Q2 2019 TSP average price (CFR Brazil Spot) decreased by 9% compared to Q1 2019 and by 5% compared to Q2 2018 to $318/tonne. Q2 2019 SSP average price (CPT Brazil inland 18-20% P2O5 Spot) decreased by 4% compared to Q1 2019, and increased by 20% compared to Q2 2018 to $229/tonne.

•	The phosphoric acid contract price (100% P2O5) signed between OCP (Morocco) and its Indian partners for Q3 2019 was set at $655/tonne, a decrease of $73/tonne compared to Q2 2019 price.
•
Phosphate rock prices during the second quarter of 2019 were stable across most global spot markets. According to CRU (Fertilizer Week Historical Prices, June 2019) the average price for Q2 (FOB Morocco contract) was $100/tonne (68-72% BPL), 1.1% and 11.9% higher than Q1 2019 and Q2 2018, respectively.

•
According to CRU (Fertilizer Week Historical Prices, June 2019) the average price of sulphur Bulk FOB Adnoc monthly contract in the second quarter of 2019 was $104 per tonne, a 9.7% decrease compared with the first quarter of 2019. This can be explained by the continuous decrease in phosphate fertilizers prices as well as a significant increase in inventories in China.

Israel Chemicals Limited Q2 2019 Results 22

Phosphate Solutions Segment information as at June 30, 2019 (Unaudited)

ICL Rotem

Further to our 2018 Annual Report, securing the future of the phosphate mining operations at Rotem Israel depends on obtaining several approvals and permits from the authorities in Israel, as follows:
•
Emission permit under the Israeli Clean Air Act (the Law): In 2018, the Company conducted two risk assessments by external experts regarding the ability to execute all the clean air tasks required by the Law as per their approved timeline. The risk assessments focused on the technical and safety considerations arising from implementation of a large number of parallel projects in an industrial site. The assessments indicated that there is no operational feasibility to implement the full requirements of the Law within the timeline defined in the permit. The Company is in discussions with the Ministry of Environmental Protection and the Ministry of Labor regarding approval of a possible extension to the implementation period of the permit requirements. Such extension has yet to be approved.

•	Extension of the mining concessions: Rotem Israel has two mining concessions, which are valid until the end of 2021. The Company is working with the relevant authorities to extend the concessions.
•
Extension of a lease agreement: Rotem Israel has two lease agreements in effect until 2024 and 2041 and an additional lease agreement of the Oron plant, which the Company has been working to extend since 2017, by exercising the extension option provided in the agreement.

•
Finding economically feasible alternatives to the continued mining of phosphate rock in Israel – according to the Company's assessment of economic phosphate reserves in the existing mining areas, the estimated useful life of Rotem's phosphate rock reserves is limited to a few years. The Company is working to obtain permits which will provide an economic alternative for future mining of phosphate rock in Israel.

Based on the aforementioned, as at the date of the Report, the Company believes that the said approvals and permits will be granted. Notwithstanding the aforesaid, there is no certainty as to the receipt of such approvals and permits and/or the date of their receipt. Failure to obtain these approvals and permits and/or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations. As at June 30, 2019, Rotem Israel employs more than 1,500 people, and the book value of its property, plant and equipment amounts to about $770 million.

  Israel Chemicals Limited Q2 2019 Results 23

Phosphate Solutions Segment information as at June 30, 2019 (Unaudited)

Results of Operations

4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	518	541	1,055	1,074	2,099
Sales to external customers	496	509	1,010	1,017	2,001
Sales to internal customers	22	32	45	57	98
Segment profit (After allocation of G&A)	32	31	67	59	113
Depreciation and Amortization	46	49	89	91	172
Capital Expenditures – Implementation of IFRS16*	6	-	109	-	-
Capital Expenditures – Ongoing	55	45	95	81	180

* For further information regarding the impact of IFRS 16 implementation, see note 2 to the financial statements.

Results of operations for the period April - June 2019

Sales	Expenses	Operating income
$ millions

Q2 2018 figures	541	(510)	31
Divested businesses	(9)	11	2
Q2 2018 figures (excluding divested businesses)	532	(499)	33
Quantity	(16)	10	(6)
Price	19	-	19
Exchange rate	(17)	10	(7)
Raw materials	-	(6)	(6)
Energy	-	(2)	(2)
Transportation	-	2	2
Operating and other expenses	-	(1)	(1)
Q2 2019 figures	518	(486)	32

-	Divested businesses – results of operations of the Rovita business, which was divested in the third quarter of 2018.
-
Quantity – the negative impact on the segment's operating income derives mainly from a decrease in sales of phosphate specialties products, mostly acids and dairy proteins, partly offset by an increase in the quantities of phosphate commodities sold, mainly fertilizers.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate value chain. The increase derives mainly from an increase in the selling prices of phosphate fertilizers together with higher prices of phosphate-based acids, salts and food additives.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-
Raw materials – the negative impact on the segment’s operating income derives mainly from higher consumed sulphur prices, which increased the costs of the main raw materials used throughout the phosphate value chain, as well as higher costs of phosphoric acid acquired from external sources.

   Israel Chemicals Limited Q2 2019 Results 24

Phosphate Solutions Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period January – June 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	1,074	(1,015)	59
Divested businesses	(16)	19	3
YTD 2018 figures (excluding divested businesses)	1,058	(996)	62
Quantity	(8)	1	(7)
Price	43	-	43
Exchange rate	(38)	28	(10)
Raw materials	-	(13)	(13)
Energy	-	(2)	(2)
Transportation	-	1	1
Operating and other expenses	-	(7)	(7)
YTD 2019 figures	1,055	(988)	67

-	Divested businesses – results of operations of the Rovita business, which was divested in the third quarter of 2018.
-
Quantity – the negative impact on the segment's operating income derives mainly from a decrease in sales of phosphate specialties products, mostly acids and dairy proteins, partly offset by an increase in the quantities of phosphate commodities sold, mainly fertilizers.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate value chain. The increase derives mainly from an increase in the selling prices of phosphate fertilizers together with higher prices of phosphate-based acids, salts and food additives.

-
Exchange rate – the unfavorable impact on the segment’s operating income derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-
Raw materials – the negative impact on the segment’s operating income derives mainly from higher consumed sulphur prices, which increased the costs of the main raw materials used throughout the phosphate value chain, as well as higher costs of phosphoric acid acquired from external sources.

-	Operating and other expenses – the negative impact on the segment's operating income derives mainly from higher maintenance expenses in Israel.
   Israel Chemicals Limited Q2 2019 Results 25

Innovative Ag Solutions Segment information as at June 30, 2019 (Unaudited)

Innovative Ag Solutions

Significant highlights and business environment

•
The segment's sales decreased compared to the corresponding quarter last year, mainly due to the devaluation of the euro against the dollar and unfavorable weather conditions, which resulted in fertilizer application delays.

•
Sales of specialty agriculture products were negatively impacted compared to the corresponding quarter last year mainly by unfavorable dollar-euro exchange rates, adverse weather conditions in some key regions and low availability of ammonia and plant maintenance in Israel.

The decrease in sales volumes was partially offset by higher selling prices deriving from the segment's value initiatives, a recovery in the demand for liquid fertilizers in Israel after a prolonged winter, higher sales of straight soluble fertilizers in Europe and in the U.S. and liquid NPKs in Spain, as well as continuous growth in sales in emerging markets.

•
Despite the negative impact of the exchange rates, sales of Turf and Ornamental products were stable compared to the corresponding quarter last year. This was driven by value initiatives and improved demand in Europe, mainly for water soluble NPKs and grass seeds.

Results of Operations

4-6/2019	4-6/2018	1-6/2019	1-6/2018	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	202	212	407	433	741
Sales to external customers	199	209	398	420	719
Sales to internal customers	3	3	9	13	22
Segment profit (After allocation of G&A)	12	16	25	34	29
Depreciation and Amortization	5	4	10	9	19
Capital Expenditures – Implementation of IFRS16*	1	-	8	-	-
Capital Expenditures – Ongoing	5	4	9	5	15

* For further information regarding the impact of IFRS 16 implementation, see note 2 to the financial statements.

  Israel Chemicals Limited Q2 2019 Results 26

Innovative Ag Solutions Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period April – June 2019

Sales	Expenses	Operating income
$ millions

Q2 2018 figures	212	(196)	16
Quantity	(4)	3	(1)
Price	1	-	1
Exchange rate	(7)	6	(1)
Raw materials	-	(2)	(2)
Energy	-	1	1
Transportation	-	-	-
Operating and other expenses	-	(2)	(2)
Q2 2019 figures	202	(190)	12

-	Quantity – the minor negative impact on the segment's operating income derives mainly from specialty agriculture products, largely lower sales of traded materials.
-	Price – the minor positive impact on the segment's operating income derives mainly from an increase in the selling prices of specialty agriculture products.
-
Exchange rate – the unfavorable impact on the segment's operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue more than it contributed to operational cost-saving.

   Israel Chemicals Limited Q2 2019 Results 27

Innovative Ag Solutions Segment information as at June 30, 2019 (Unaudited)

Results of operations for the period January – June 2019

Sales	Expenses	Operating income
$ millions

YTD 2018 figures	433	(399)	34
Quantity	(16)	11	(5)
Price	8	-	8
Exchange rate	(18)	16	(2)
Raw materials	-	(6)	(6)
Energy	-	1	1
Transportation	-	-	-
Operating and other expenses	-	(5)	(5)
YTD 2019 figures	407	(382)	25

-	Quantity – the negative impact on the segment's operating income derives mainly from specialty agriculture products, largely chemicals and traded materials.
-	Price – the positive impact on the segment's operating income derives mainly from an increase in the selling prices of liquid fertilizers.
-
Exchange rate – the unfavorable impact on the segment's operating income derives mainly from the devaluation in the average exchange rate of the euro against the dollar, which decreased revenue more than it contributed to operational cost-saving.

-	Raw materials - the negative impact on the segment's operating income derives mainly from a price increase in most of the segment's raw materials, mainly NPK fertilizers.
   Israel Chemicals Limited Q2 2019 Results 28

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the second quarter of 2019, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the second quarter of 2019, the cash flows provided by operating activities increased by $75 million compared with the corresponding quarter last year. This increase derives mainly from higher profits along with a decrease in working capital, cash received from derivative instruments and the application of IFRS 16. This increase was partly offset by higher interest, tax and royalties payments.

Net cash used in investing activities:

In the second quarter of 2019, the cash flows used in investing activities amounted to $143 million, similar to the corresponding quarter last year. The cash flow was impacted by an increase in cash used for investment in property, plant and equipment. This increase was offset by transaction expenses paid in the corresponding quarter last year regarding the sale of businesses in the first quarter of 2018.

Net cash used in financing activities:

In the second quarter of 2019, the cash flows used in financing activities decreased by $587 compared with the corresponding quarter last year. This decrease derives mainly from repayment of loans in the corresponding quarter last year, in the amount of $599 million, as a result of cash proceeds received from the sale of businesses in the first quarter of 2018.

Debt Movement

As at June 30, 2019, ICL’s net financial liabilities amounted to $2,524 million, an increase of $312 million compared to December 31, 2018. The increase derives mainly from an increase of $301 million of long and short-term liabilities as a result of IFRS 16 implementation. For further information, see note 2 to the financial statements.

The total amount of the securitization facility framework is $350 million. As at June 30, 2019, ICL had utilized approximately $340 million of the facility’s framework. In addition, ICL has long-term credit facilities of $1,200 million, of which $200 million were utilized as at June 30, 2019.

On July 4, 2019, the credit rating agency S&P ratified the Company’s international credit rating BBB- with a stable rating outlook. The credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

On July 17, 2019, the credit rating company Fitch Ratings revised the Company's outlook to positive from stable, while reaffirming its long-term issuer default rating at BBB-. Fitch has also affirmed the senior unsecured rating of ICL's $184 million outstanding 4.5% senior unsecured notes due 2024 and $600 million 6.375% senior unsecured notes due 2038 at BBB-.

As at the date of this report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

   Israel Chemicals Limited Q2 2019 Results 29

Critical Accounting Estimates

In the six-month period ended June 30, 2019 there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018.

Board of Directors and Senior Management Updates

An Extraordinary General Meeting ("EGM") of the Company’s shareholders was held on May 29, 2019, approving the election of Mr. Yoav Doppelt as a Director, effective as of the date of the meeting, as well as Mr. Doppelt's compensation terms as the Company's new Executive Chairman of the Board. For further information regarding the equity compensation grant, see note 5 to the financial statements. The EGM further approved a special bonus for 2018 to Mr. Johanan Locker, in the amount of ILS 480,000 (approximately $134,000).

The Annual General Meeting ("AGM") of the Company's shareholders was held on June 27, 2019, approving the reappointment of the Company's Board members: Messrs. Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt, for an additional year until the convening of the next annual general meeting, as well as the reappointment for an additional year until the convening of the next annual general meeting of Somekh Chaikin, a member of KPMG International, as the Company's independent auditor. The AGM further approved the Company's new compensation policy for Office Holders, effective immediately as of the date of the AGM and for a period of 3 years. The AGM also approved an equity compensation grant to the Company's Chief Executive Officer, Mr. Raviv Zoller, for 2019-2021. For further information regarding the equity compensation grant, see note 5 to the financial statements.

On June 30, 2019, Mr. Johanan Locker ceased serving as the Company's Executive Chairman of the Board.

On July 1, 2019, Mr. Yoav Doppelt entered into office as the Company's Executive Chairman of the Board.

In July 2019 Mr. Charles Weidhas informed the Company that he intends to retire from his position as the Company's Chief Operating Officer towards the end of the year. The Company formed a search committee that includes Mr. Weidhas to look for a successor.

Risk Factors

In the six-month period ended June 30, 2019, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2018.

  Israel Chemicals Limited Q2 2019 Results 30

Legal Proceedings

Derivative Actions

Pursuant to Item 8 of the Company’s Annual Report for 2018 in connection with an application for certification of a derivative action relating to bonuses paid to Company officers for 2014-2015 (the “Certification Application”), in May 2019, the parties have reached a settlement agreement, (the “Settlement Agreement”) that was approved by the court in July 2019. The key elements of the Settlement Agreement are as follows:
1)
The Company shall be paid a total and final amount of ILS 6.6 million (approximately $1.8 million), as well as reimbursement of expenses (the “Settlement Amount”), in return for “final waiver and remittance” as defined in the Settlement Agreement, and without conceding to any claim made within the Certification Application.

2)
The Company will pay the Applicant, out of the Settlement Amount, a special reward of ILS 375,000 (approximately $105,000) plus VAT, and fees to the Applicant’s counsel, in the amount of ILS 1.5 million (approximately $415,000) plus VAT, as well as reimbursement of expenses.

For further information regarding legal proceedings and other contingencies, see note 6 to the financial statements.

Other Information

ICL received the Maala 'Platinum +' ranking for the first time

On July 2, 2019 the Company announced that it received a ranking of 'Platinum +' by Maala, the highest possible ranking, for the first time. This is the sixth year in which ICL participated in the Maala ranking and for the first time ever ICL was awarded with the highest 'Platinum +' ranking. Maala is an Israeli leading professional umbrella organization, comprised of more than100 of the highest impact companies in Israel on corporate responsibility. The Maala ranking allows each participating company to map, compare and establish goals for responsible management, and is based on detailed criteria in diverse areas of sustainability: environmental protection, business ethics, diversity and fairness in employment, community engagement, corporate governance, sustainable procurement and others.

  Israel Chemicals Limited Q2 2019 Results 31

Condensed Consolidated Statements of Financial Position as at (Unaudited)

June 30, 2019	June 30, 2018	December 31, 2018
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	137	155	121
Short-term investments and deposits	82	80	92
Trade receivables	1,071	1,074	990
Inventories	1,245	1,208	1,290
Other receivables	303	276	295
Total current assets	2,838	2,793	2,788

Non-current assets
Investments in equity-accounted investees	29	29	30
Investments at fair value through other comprehensive income	173	150	145
Deferred tax assets	94	114	122
Property, plant and equipment	5,045	4,548	4,663
Intangible assets	662	688	671
Other non-current assets	401	409	357
Total non-current assets	6,404	5,938	5,988

Total assets	9,242	8,731	8,776

Current liabilities
Short-term credit	598	616	610
Trade payables	670	777	715
Provisions	37	54	37
Other current liabilities	571	626	647
Total current liabilities	1,876	2,073	2,009

Non-current liabilities
Long-term debt and debentures	2,145	1,886	1,815
Deferred tax liabilities	345	246	297
Long-term employee liabilities	544	547	501
Provisions	227	200	229
Other non-current liabilities	29	4	10
Total non-current liabilities	3,290	2,883	2,852

Total liabilities	5,166	4,956	4,861

Equity
Total shareholders’ equity	3,939	3,710	3,781
Non-controlling interests	137	65	134
Total equity	4,076	3,775	3,915

Total liabilities and equity	9,242	8,731	8,776

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,425	1,371	2,840	2,775	5,556
Cost of sales	917	913	1,831	1,886	3,702

Gross profit	508	458	1,009	889	1,854

Selling, transport and marketing expenses	196	197	391	397	798
General and administrative expenses	65	62	128	132	257
Research and development expenses	12	15	25	29	55
Other expenses	5	16	21	24	84
Other income	(10)	(4)	(23)	(850)	(859)

Operating income	240	172	467	1,157	1,519

Finance expenses	49	76	128	116	214
Finance income	(12)	(22)	(56)	(47)	(56)

Finance expenses, net	37	54	72	69	158

Share in earnings of equity-accounted investees	1	-	1	1	3

Income before income taxes	204	118	396	1,089	1,364

Provision for income taxes	46	20	97	65	129

Net income	158	98	299	1,024	1,235

Net gain (loss) attributable to the non-controlling interests	-	(3)	2	(5)	(5)

Net income attributable to the shareholders of the Company	158	101	297	1,029	1,240

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.12	0.08	0.23	0.81	0.97

Diluted earnings per share (in dollars)	0.12	0.08	0.23	0.81	0.97

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,279,617	1,276,257	1,278,905	1,276,454	1,277,209

Diluted (in thousands)	1,283,008	1,278,222	1,283,276	1,278,155	1,279,781

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited  Quarterly Report 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	158	98	299	1,024	1,235

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(1)	(102)	(1)	(60)	(95)
Net changes in fair value of hedge derivatives designated as a cash flow hedge	(8)	-	(4)	-	-
Tax relating to items that will be reclassified subsequently to net income	2	-	1	-	-
	(7)	(102)	(4)	(60)	(95)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	(24)	(57)	29	(59)	(58)
Actuarial gains (losses) from defined benefit plans	(17)	8	(31)	56	56
Tax relating to items that will not be reclassified to net income	1	(1)	(2)	(9)	(3)
	(40)	(50)	(4)	(12)	(5)

Total comprehensive income (loss)	111	(54)	291	952	1,135

Comprehensive income (loss) attributable to the non-controlling interests	(2)	(6)	3	(6)	(9)

Comprehensive income (loss) attributable to the shareholders of the Company	113	(48)	288	958	1,144

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 35

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	158	98	299	1,024	1,235
Adjustments for:
Depreciation and amortization	109	105	220	202	403
(Reversal of) impairment losses on fixed assets	(10)	14	(10)	14	17
Exchange rate and interest expenses, net*	24	38	78	38	81
Share in earnings of equity-accounted investees, net	(1)	-	(1)	(1)	(3)
Gain from divestiture of businesses	-	-	-	(841)	(841)
Capital gain	-	-	(12)	-	-
Share-based compensation	4	5	6	13	19
Deferred tax expenses (income)	35	(1)	76	27	76
	161	161	357	(548)	(248)

Change in inventories	13	-	26	(42)	(115)
Change in trade receivables	1	(96)	(81)	(172)	(101)
Change in trade payables	44	35	(36)	19	(34)
Change in other receivables*	(14)	(14)	11	18	(3)
Change in other payables*	(124)	5	(165)	(48)	(48)
Change in provisions and employee benefits	-	(25)	1	(51)	(66)
Net change in operating assets and liabilities	(80)	(95)	(244)	(276)	(367)

Net cash provided by operating activities	239	164	412	200	620

Cash flows from investing activities
Proceeds from deposits, net	(3)	-	11	10	(3)
Purchases of property, plant and equipment and intangible assets	(141)	(121)	(272)	(248)	(572)
Proceeds from divestiture of businesses net of transaction expenses	-	(24)	-	907	902
Dividends from equity-accounted investees	1	-	1	-	2
Proceeds from sale of property, plant and equipment	-	2	35	2	2
Net cash provided by (used in) investing activities	(143)	(143)	(225)	671	331

Cash flows from financing activities
Dividends paid to the Company's shareholders	(75)	(51)	(136)	(120)	(241)
Receipt of long-term debt	167	918	407	1,336	1,746
Repayment of long-term debt	(142)	(1,498)	(412)	(1,748)	(2,115)
Short-term credit from banks and others, net	(12)	(19)	(30)	(257)	(283)
Other	-	-	-	-	(1)
Net cash used in financing activities	(62)	(650)	(171)	(789)	(894)

Net change in cash and cash equivalents	34	(629)	16	82	57
Cash and cash equivalents as at the beginning of the period	103	798	121	88	83
Net effect of currency translation on cash and cash equivalents	-	(14)	-	(15)	(24)
Cash and cash equivalents included as part of assets held for sale	-	-	-	-	5
Cash and cash equivalents as at the end of the period	137	155	137	155	121

*Immaterial adjustment of comparable data.

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 36

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	December 31, 2018
$ millions	$ millions	$ millions	$ millions	$ millions

Income taxes paid, net of refunds	35	(11)	58	18	56
Interest paid	39	29	60	51	103

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended June 30, 2019
Balance as at April 1, 2019	546	193	(427)	41	(260)	3,804	3,897	139	4,036
Share-based compensation	-	-	-	4	-	-	4	-	4
Dividends	-	-	-	-	-	(75)	(75)	-	(75)
Comprehensive income (loss)	-	-	1	(30)	-	142	113	(2)	111
Balance as at June 30, 2019	546	193	(426)	15	(260)	3,871	3,939	137	4,076

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended June 30, 2018
Balance as at April 1, 2018	545	186	(293)	36	(260)	3,590	3,804	71	3,875
Share-based compensation	-	-	-	5	-	-	5	-	5
Dividends	-	-	-	-	-	(51)	(51)	-	(51)
Comprehensive loss	-	-	(99)	(57)	-	108	(48)	(6)	(54)
Balance as at June 30, 2018	545	186	(392)	(16)	(260)	3,647	3,710	65	3,775

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 39

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the six-month period ended June 30, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915
Share-based compensation	-	-	-	6	-	-	6	-	6
Dividends	-	-	-	-	-	(136)	(136)	-	(136)
Comprehensive income	-	-	(2)	26	-	264	288	3	291
Balance as at June 30, 2019	546	193	(426)	15	(260)	3,871	3,939	137	4,076

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 40

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the six-month period ended June 30, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930
Share-based compensation	-	-	-	13	-	-	13	-	13
Dividends	-	-	-	-	-	(120)	(120)	-	(120)
Comprehensive income (loss)	-	-	(59)	(59)	-	1,076	958	(6)	952
Balance as at June 30, 2018	545	186	(392)	(16)	(260)	3,647	3,710	65	3,775

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 41

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930
Share-based compensation	1	7	-	11	-	-	19	-	19
Dividends	-	-	-	-	-	(241)	(241)	(1)	(242)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(91)	(58)	-	1,293	1,144	(9)	1,135
Balance as at December 31, 2018	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

The accompanying notes are an integral part of these condensed consolidated financial statements.

  Israel Chemicals Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, medicines and vehicles.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Reports on Form 20-F as at and for the year ended December 31, 2018 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

  Israel Chemicals Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

B.	Initial application of new standards, amendments to standards and interpretations

IFRS 16, Leases (hereinafter - “IFRS 16” or “the standard”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions supersede IAS 17 requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Commencing January 1, 2019, the Company implements the provisions of the Standard without a restatement of comparative data.

On the inception date of the lease, ICL determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, ICL assesses whether it has the following two rights throughout the lease term: (1) The right to obtain substantially all the economic benefits from use of the identified asset; and (2) The right to direct the identified asset’s use.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

At the initial application date, the Company recognized a long-term lease liability of $240 million and a short-term lease liability of $60 million (under long and short term debt), according to the present value of the future lease payments discounted using ICL's borrowing rate at that date, and concurrently recognized a right-of-use asset in the same amount under Property, plant and equipment. ICL's discount rates used for measuring the lease liability are in the range of 3% to 6%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

In the first half of 2019, the Company recognized depreciation expenses in the amount of $25 million in respect of amortization of the right-of-use asset and $12 million finance expenses in respect of the lease liability, in place of the lease expenses in the amount of $30 million which would have been recorded according to the previous standard.

  Israel Chemicals Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

B.	Initial application of new standards, amendments to standards and interpretations (cont'd)

IFRS 16, Leases (hereinafter - “IFRS 16” or “the standard”) (cont'd)

Main Expedients the Company elected to adopt:

1)
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year as well as for leases that end within 12 months from the date of initial application.

2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.
3)
Relying on a previous assessment of whether an arrangement contains a lease in accordance with IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to agreements that exist at the date of initial application.

4)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

C.	Accounting policy for new transactions

Hedge accounting

Cash flow hedges

The Company designates certain derivatives as hedging instruments in hedge accounting, in order to hedge changes in cash flows which derive from changes in foreign currency exchange rates relating to principal and interest in respect of debentures and loans in ILS. For further information relating to the hedged instruments, see note 4.

When a derivative is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

Under IFRS 9, the Company has chosen to designate the change in fair value in respect of the spot element of swap contracts alone, as a hedging instrument in cash flow hedging ratios. The change in fair value attributable to the forward component and the foreign currency base spread is treated as a cost of hedging, and accordingly recognized in other comprehensive income and accumulated in a cost of hedging reserve as a separate component within equity.

The amounts accumulated in the hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss. The change in cost of hedging fair value is systematically and rationally reclassified to profit or loss over the period in which the immediate price element can affect the profit and loss.

  Israel Chemicals Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – the Industrial Products segment produces elemental bromine out of a solution which is complementary to the potash production process in Sodom, Israel, as well as bromine‑based compounds. The Industrial Products segment uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the segment produces several grades of potash, salt, magnesium chloride and magnesia products. The segment is also engaged in the production and marketing of phosphorus-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries out certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate®. Polysulphate® is produced in an underground mine at ICL Boulby in the UK and is the basis for a significant part of the Company's FertilizerpluS product line. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite. In addition, the Potash segment also sells salt that is produced in its Potash and Polysulphate underground mines in Spain and the UK.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

  Israel Chemicals Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in the U.S., Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the U.S., liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

The segment also functions as ICL’s innovative arm, seeking to focus on R&D, as well as implementing digital innovation.

Other Activities – Business activities that are not reviewed regularly by the organization’s chief operating decision maker.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

  Israel Chemicals Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers that are based on transaction prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of financial statements consolidation.

Commencing 2019, the segment profit is measured based on the operating income after allocation of general and administrative expenses and without the allocation of certain expenses, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. The comparative data has been restated accordingly.

   Israel Chemicals Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended June 30, 2019

Sales to external parties	333	389	496	199	8	-	1,425
Inter-segment sales	3	43	22	3	1	(72)	-
Total sales	336	432	518	202	9	(72)	1,425

Segment profit (After allocation of general and administrative expenses)	93	105	32	12	(1)	(11)	230

Other income not allocated to the segments							10
Operating income							240

Financing expenses, net							(37)
Share in earnings of equity-accounted investee							1
Income before income taxes							204

Implementation of IFRS 16	-	-	6	1	3	-	10
Capital expenditures	11	89	55	5	-	-	160

Depreciation, amortization and impairment	16	35	46	5	6	(9)	99

  Israel Chemicals Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended June 30, 2018

Sales to external parties	326	316	509	209	11	-	1,371
Inter-segment sales	5	30	32	3	-	(70)	-
Total sales	331	346	541	212	11	(70)	1,371

Segment profit (After allocation of general and administrative expenses)	81	56	31	16	2	2	188

Other expenses not allocated to the segments							(16)
Operating income							172

Financing expenses, net							(54)
Income before taxes on income							118

Capital expenditures	11	89	45	4	2	-	151

Depreciation, amortization and impairment	16	35	49	4	1	14	119

  Israel Chemicals Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the six-month period ended June 30, 2019

Sales to external parties	680	735	1,010	398	17	-	2,840
Inter-segment sales	6	81	45	9	1	(142)	-
Total sales	686	816	1,055	407	18	(142)	2,840

Segment profit (After allocation of general and administrative expenses)	190	184	67	25	12	(7)	471

Other expenses not allocated to the segments							(4)
Operating income							467

Financing expenses, net							(72)
Share in earnings of equity-accounted investee							1
Income before income taxes							396

Implementation of IFRS 16	6	95	109	8	90	8	316
Capital expenditures	24	153	95	9	-	2	283

Depreciation, amortization and impairment	32	74	89	10	12	(7)	210

  Israel Chemicals Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the six-month period ended June 30, 2018

Sales to external parties	640	641	1,017	420	57	-	2,775
Inter-segment sales	8	58	57	13	3	(139)	-
Total sales	648	699	1,074	433	60	(139)	2,775

Segment profit (After allocation of general and administrative expenses)	147	99	59	34	8	(8)	339

Other income not allocated to the segments							818
Operating income							1,157

Financing expenses, net							(69)
Share in earnings of equity-accounted investee							1
Income before taxes on income							1,089

Capital expenditures	24	151	81	5	2	1	264

Depreciation, amortization and impairment	31	69	91	9	2	14	216

  Israel Chemicals Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit (After allocation of general and administrative expenses)	300	315	113	29	9	(13)	753

Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investee							3
Income before income taxes							1,364

Capital expenditures	50	356	180	15	1	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

  Israel Chemicals Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2019		4-6/2018		1-6/2019		1-6/2018		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

China	250	18	164	12	456	16	330	12	848	15
Brazil	215	15	178	13	313	11	283	10	656	12
USA	177	12	198	14	422	15	443	16	903	16
Germany	87	6	104	8	186	7	208	7	365	7
United Kingdom	83	6	100	7	205	7	217	8	382	7
Israel	77	5	56	4	132	5	105	4	223	4
France	64	4	66	5	123	4	140	5	267	5
Spain	60	4	72	5	133	5	143	5	262	5
India	58	4	60	4	101	4	100	4	211	4
Austria	30	2	32	2	62	2	60	2	101	2
All other	324	24	341	26	707	24	746	27	1,338	23
Total	1,425	100	1,371	100	2,840	100	2,775	100	5,556	100

  Israel Chemicals Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended June 30, 2019
Europe	122	99	177	101	8	(24)	483
Asia	110	147	113	33	-	(3)	400
South America	12	127	93	5	-	-	237
North America	71	14	88	22	-	(1)	194
Rest of the world	21	45	47	41	1	(44)	111
Total	336	432	518	202	9	(72)	1,425

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended June 30, 2018
Europe	124	116	186	111	10	(24)	523
Asia	102	92	113	29	-	(3)	333
North America	83	18	88	26	-	-	215
South America	6	94	87	3	1	-	191
Rest of the world	16	26	67	43	-	(43)	109
Total	331	346	541	212	11	(70)	1,371

  Israel Chemicals Limited Quarterly Report 55

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the six-month period ended June 30, 2019
Europe	257	236	379	214	16	(43)	1,059
Asia	209	268	236	63	-	(8)	768
North America	162	60	185	50	-	(1)	456
South America	22	162	160	10	-	-	354
Rest of the world	36	90	95	70	2	(90)	203
Total	686	816	1,055	407	18	(142)	2,840

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the six-month period ended June 30, 2018
Europe	250	253	386	226	32	(41)	1,106
Asia	196	186	231	61	1	(8)	667
North America	165	55	186	59	24	(7)	482
South America	10	149	142	8	2	(1)	310
Rest of the world	27	56	129	79	1	(82)	210
Total	648	699	1,074	433	60	(139)	2,775

  Israel Chemicals Limited Quarterly Report 56

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

  Israel Chemicals Limited Quarterly Report 57

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, other non-current financial assets and other debit balances, short-term credit, payables and other credit balances and long-term loans bearing variable interest and other liabilities, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2019		June 30, 2018		December 31, 2018
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	171	178	242	247	238	244

Debentures bearing fixed interest
Marketable	1,223	1,333	1,212	1,228	1,201	1,217
Non-marketable	281	291	281	277	281	279
	1,675	1,802	1,735	1,752	1,720	1,740

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Level definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.
Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.
Level 3: Inputs that are not based on observable market data.

Level 1	June 30, 2019	June 30, 2018	December 31, 2018
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	173	-	-
	173	-	-

Level 2	June 30, 2019	June 30, 2018	December 31, 2018
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	-	150	145
Derivatives used for economic hedging, net	(4)	34	7
Derivatives used for accounting hedging, net	35	-	-
	31	184	152

(1)
An investment of 15% in the capital share of YTH was subject to a three-year lock up period, as required by Chinese law, which expired in January 2019. Due to the said expiration, the investment is presented under level 1, as per its quoted price in the market.

  Israel Chemicals Limited Quarterly Report 58

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, on January 1, 2019, the Company designated several swap contracts for accounting hedge. These transactions, which include principal and interest of Series E debentures and a loan from Harel Insurance Company Ltd., entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. For further information relating to Series E debentures and the loan from Harel Insurance Company Ltd., see note 15 to the Annual Financial Statements. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1: 1 hedging ratio. The main source of ineffectiveness in these hedging ratios is the effect of the Company and counterparty credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to $486 million.

Note 5 – Long Term Compensation Plans and Dividend Distributions
A.	Share based payments
On April 15, 2019, ICL's Board of Directors approved the amendment of the Company's internal long-term incentive framework (hereinafter – New LTI Plan) and accordingly, approved a new triennial equity grants for the years 2019-2021, in the form of options exercisable to the Company's ordinary shares. In addition, a Cash LTI plan was approved, according to which, other senior managers will be awarded with a cash incentive of $32 million in 2022, subject to compliance with certain financial targets over the next three years.

According to the New LTI Plan: (1) only ICL's top management (including the CEO and the Executive Chairman of the Board) will be entitled to long‑term incentive ("LTI") awards in the form of equity ; (2) the LTI awards will be granted once every three years with a grant value reflecting a triennial grant, as opposed to an annual grant with a fixed value in previous plans; (3) the entire LTI awards will be granted in options, instead of half options and half restricted shares in previous plans; (4) vesting period of the options will be  in two equal tranches, with half of the options vesting upon the lapse of 24 months from the grant date and half upon the lapse of 36 months from the grant date, as opposed to vesting period of three equal annual tranches (upon the lapse of 12 months, 24 months and 36 months from the grant date).

Israel Chemicals Limited Quarterly Report 59

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions (cont'd)
A.	Share based payments (cont'd)
Non-marketable options

Grant date	Managers entitled	Number of instruments (Millions)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date

April 15, 2019	18 Officers and senior managers	13.2	An issuance of non-marketable and non-transferrable options, for no consideration, under the amended 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of ILS 1 par value of the Company.	2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	5 years after the grant date
June 27, 2019	CEO	3.5
May 29, 2019 (issued on July 1, 2019) *	Chairman of the BOD	2.2			2 equal tranches: (1) half at the end of 24 months after the issuance date. (2) half at the end of 36 months after the issuance date.	5 years after the issuance date

(*) The options were issued upon Mr. Doppelt's entry into office on July 1, 2019.

Additional Information

April 15, 2019	May 29, 2019	June 27, 2019

Share price*	ILS 19.35 ($5.43)	ILS 19.12 ($5.29)	ILS 18.72 ($5.21)
CPI-linked exercise price*	ILS 19.21 ($5.39)	ILS 19.30 ($5.32)	ILS 18.72 ($5.21)
Expected volatility	27.76%	28.00%	28.10%
Expected life of options (in years)	4.375	4.375	4.375
Risk-free interest rate	-0.67%	-0.60%	-0.70%
Total fair value	$15.9 million	$2.5 million	$4 million
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

* The share price and exercise price are translated into dollar based on the exchange rate on the grant date for convenience purposes only.

The options issued to the managers in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance was performed through a trustee under the Capital Gains Track. The fair value of the options was estimated using the Black & Scholes model for pricing options. The exercise price is linked to the CPI that is known on the date of payment, which is the exercise date. In case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in ILS on the effective date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

  Israel Chemicals Limited Quarterly Report 60

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions (cont'd)
A.	Share based payments (cont'd)
The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period of each tranche considering also the Company's policy relating to “Rule 75” (accelerated vesting period for managers whose age plus years of employment in the Company exceed 75).
B.	Dividend Distributions
Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)

February 5, 2019	March 13, 2019	62	0.05
May 7, 2019	June 19, 2019	76	0.06
July 31, 2019 (after the date of the report)*	September 24, 2019	74	0.06

* The dividend will be distributed on September 24, 2019, with a record date for eligibility for the dividend of September 10, 2019.

Note 6 – Provisions, Contingencies and Other Matters
1.
Note 20 to the Annual Financial Statements provides disclosure regarding the petition filed in the U.S. requesting to impose antidumping and countervailing duties on imports of magnesium from Israel. In May 2019, the U.S. Department of Commerce (hereinafter – the Commerce Department) issued a preliminary determination to impose 7.48% duties over magnesium imports from Israel, starting May 2019. Subsequent to the date of the report, in July 2019, the Commerce Department issued a preliminary decision on antidumping duty, which applies from July 2019, at a rate of 193%. Final decisions are expected to be rendered during October 2019. The said duties imposed on Magnesium sales would not allow a competitive environment for the Company's continued Magnesium activity in the U.S. The Company has the ability to shift its Magnesium sales from the U.S, to other regions in which it operates. Nevertheless, the Company is considering all legal means at its disposal in order to ensure its continued operations in the U.S, including discussions with various government agencies to find economic alternatives. If the above preliminary decisions are not altered and/or no alternative understandings are reached, a negative effect on the results of the Company's activity is expected.

2.
As part of the arbitration proceeding conducted between a Spanish subsidiary and Akzo Nobel Industrial Chemicals B.V. (hereinafter - AkzoNobel), concerning the termination of the partnership agreement between them, in May 2019, AkzoNobel submitted a statement of claim to the Arbitral Tribunal, whereby it seeks to determine that the agreement termination by the Company constitutes an unlawfully breach of contract and therefore it is entitled to enforce the agreement and to be compensated in an immaterial amount. Alternatively, in case it is determined that the agreement is not enforceable, AkzoNobel outlines several different compensation alternatives in the amounts of up to $165 million. The Company believes that the agreement was lawfully terminated and that it is more likely than not that AkzoNobel claims will be rejected.

  Israel Chemicals Limited Quarterly Report 61

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)
3.
On July 17, 2019, an application for approval of a claim as a class action was submitted to the Jerusalem District Court by an Israeli environmental association (hereafter - the Applicant) against 30 defendants, including Fertilizers and Chemicals Ltd., a subsidiary of the Company. The application includes claims relating to air pollution in the Haifa Bay (located in northern Israel) and to alleged illness therefrom to the population of the said area. In the framework of the petition, the Applicant requests for declarative relief and the establishment of a mechanism for compensation awards, without specifying their amount, or alternatively, for splitting remedies to allow each group member to sue for damages in a separate proceeding. The Company will submit its response within the framework of the legal proceeding. Considering the early stage of the proceeding, there is a difficulty in estimating their outcome.

4.
Note 17 to the Annual Financial Statements provides disclosure on the Belgian tax authorities appeal over the District Court decision to approve the Company a deduction of certain tax expenses. In May 2019, the Supreme Court rendered its decision to return the dispute to a District Court for further deliberation. In the Company's estimation, it is more likely than not that its position will be accepted.

5.
As part of the Company's strategy to divest low synergies businesses, in June 2019, the Company entered into an agreement with a third party to sell part of its real estate in Germany (hereinafter - the Assets), which are associated with the non-core activities, for a consideration of $13 million. The closing date of the transaction is expected towards the end of 2019. In light of the aforesaid, in the second quarter of 2019, the Company partially reversed the assets' impairment loss incurred in 2015 and recognized an income in the amount of $10 million, under "other income" in the statement of Income ($7 million after tax).

6.
Note 20 to the Annual Financial Statements provides disclosure regarding ICL's lawsuit against IBM Israel (hereinafter – IBM), for compensation of the damages incurred by the Company due to IBM's failure to meet its undertakings within ICL's IT project. In March 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $51 million (about ILS 186 million), including VAT and interest. In June 2019, the Company filed a statement of defense with respect to the counterclaim in which the Company rejected all of IBM's claims. Considering the early stage of the proceedings, there is a difficulty in estimating their outcome.

7.
Note 20 to the Annual Financial Statements provides disclosure on the royalty arbitration proceedings and the remaining disputes regarding the method of calculation. In April 2019, after negotiations between the parties which led to a joint notice submitted to the arbitrators, a final ruling was rendered, bringing the arbitration proceedings between the parties that commenced in 2011 to an end. The final agreements reached between the parties relate to both past periods (the years 2000 through 2017 inclusive), and the mechanism to simplify the calculations of royalties to the State relating to the period as of January 1, 2018 and onward. As a result, in the financial statements for the first quarter of 2019, the Company updated its provision in the amount of $14 million under "other expenses" in the statements of income ($11 million after tax).

  Israel Chemicals Limited Quarterly Report 62

Notes to the condensed consolidated interim financial statements as at June 30, 2019 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)
8.
Note 20 to the Annual Financial Statements provides disclosure regarding the petitions filed to the High Court of Justice, requesting to cancel the provisions of the National Outline Plan14B for phosphate mining in the South Zohar field (hereinafter – the Plan) and the decision of the National Council regarding the advancement of the detailed plan. In February 2019, the Supreme Court instructed the National Council, the Government of Israel and Rotem to provide explanations as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. The response should be submitted by August 1, 2019.

9.
The Company signed sale agreements for three of its office buildings, located in Be'er Sheva, Israel, for a total consideration of $27 million, which were leased back to the Company. As a result, in accordance with IFRS16, in the first quarter of 2019, the company recognized a capital gain of $11 million and a deferred profit of $8 million which was deducted from the right‑to‑use asset (reduction in future depreciation expenses).

  Israel Chemicals Limited Quarterly Report 63

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: July 31, 2019